 Cementos Lima S.A.


SEC MAIL
RECEIVED
PROCESSING
JUL 21 2005
WASH. D.C.
209
SECTION

FILE NO.
82-3911

VAL-079-05
July 15, 2005

Mr. Michael Hyatte
Securities and Exc
Division of Corpo
450 Fifth Street,
Washington, D.C. 2
U. S. A.


05009922

SUPPL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Monthly information as of June 30, 2005 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV on July 8, 2005.

   Required by: CONASEV

2. Quarterly information as June 30, 2005 relating ADR transactions.

   Date: filed with CONASEV on July 8, 2005.

   Required by: CONASEV

PROCESSED
JUL 25 2005
THOMSON FINANCIAL

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293


Cementos Lima S.A.


SEC MAIL
RECEIVED
PROCESSING
JUL 21 2005
WASH, D.C.
209
SECTION

(FREE TRANSLATION)

FILE N° 82-3911

VAL-076-05

July 8, 2005

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of June 30, 2005.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

(FREE TRANSLATION)

**FILE N°
82-3911**

VAL-077-05

July 08, 2005

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Articles 7° and 10° of Resolucion CONASEV N° 358-93-EF/94.10.0, we are attaching our ADR's quarterly reports received from our depositary bank, THE BANK OF NEW YORK, as of June 30, 2005.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS

ADR REPORT: CEMENTOS LIMA S.A. - LEVEL I

01/04/05
30/06/05

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	314
NUMBER OF ADRs OUTSTANDING:	35,943
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	16.00
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

ADR REPORT: CEMENTOS LIMA S.A. - 144A

01/04/05
30/06/05

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	0
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	16.00
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293